January 22, 2020

David Sobelman
President and Chairman of the Board
GENERATION INCOME PROPERTIES, INC.
401 East Jackson Street
Suite 3300
Tampa, FL 33602

       Re: GENERATION INCOME PROPERTIES, INC.
           Form S-11
           Filed December 26, 2019
           File No. 333-235707

Dear Mr. Sobelman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-11 filed December 26, 2019

We are an emerging growth company..., page 15

1. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act. Please expand this risk factor to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
 David Sobelman
FirstName LastNameDavidPROPERTIES, INC.
GENERATION INCOME Sobelman
Comapany NameGENERATION INCOME PROPERTIES, INC.
January 22, 2020
January 22, 2020 Page 2
Page 2
FirstName LastName
Risks Related to Limited Management Personnel and Certain Conflicts of Interest, page 31

2. We note that Mr. Sobelman currently holds over 40% of your shares. Please add risk factor disclosure regarding his ability to exercise substantial control over decisions regarding (i) changing your targeted class of investments without shareholder notice or consent, (ii) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself, (iii) employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.
Use of Proceeds, page 36

3. Please disclose the amount of proceeds allocated to each intended use, including any amount allocated to pay distributions. See Item 504 of Regulation S-K. Our Distribution Policy, page 39

4. Please confirm that your table on page 40 will include a reconciliation between pro forma net earnings and estimated cash available for distribution including any applicable adjustments for recurring capital expenditures and debt service.
Our Business
Our Company, page 41

5. Please revise the disclosure on page 42 to clarify the percent ownership of outstanding common units in the operating partner you will own after this offering.
Description of Real Estate/Description of our Investments, page 42

6. Please expand the table on page 43 to provide the average effective annual rent and average effective annual rent per square foot and clarify how your rental disclosures take into account tenant concessions and abatements.
7. Please provide the table required by Item 15(f) of Form S-11. Business Strategy and Investment Criteria, page 50

8. We note the statement in this section as well as elsewhere in the prospectus, such as the cover page, that you "intend to elect and qualify to be taxed as a REIT for federal income tax purposes in the first year ending after the completion of this offering or such later date as is determined by [y]our Board." Please revise to clearly disclose what factors the board will consider in determining not to be taxed as a REIT until a later date and add risk factor disclosure.
 David Sobelman
FirstName LastNameDavidPROPERTIES, INC.
GENERATION INCOME Sobelman
Comapany NameGENERATION INCOME PROPERTIES, INC.
January 22, 2020
Page 3
January 22, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures , page 59

9. We note your presentation of Adjusted Funds from Operations and Core AFFO as a non-
         GAAP financial measures. Please consider revising your disclosure to provide a more direct reconciliation between these measures and the most directly comparable GAAP financial measure. Reference is made to Item 10(e)(1)(i) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 69

10. Please identify the natural persons who have sole or shared voting power over the shares held by the trust and by Kitty Talk, Inc. Please refer to Item 403 of Regulation S-K.
Generation Income Properties, Inc. and Subsidiaries , page F-1

11. Please tell us how you considered the need to provide financial statements for the property acquired on September 11, 2019, the Starbucks property acquired on April 4, 2018, and the Pratt and Whitney property acquired on December 20, 2018. Reference is made to
         Rule 8-06 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 12 - Change of Prior Year Information, page F-12

12. Please address the following with respect to your change in prior year information:
           Explain to us in greater detail how you arrived at the conclusion that the error was not material to previously issued financial statements. In this regard, we note that the revision was approximately 14% of total liabilities and stockholders' equity.
           Based on comparison of the "as adjusted column" to your audited December 31, 2018 financial statements, it appears that the error was corrected in your audited year end financial statements. Please confirm that our understanding is correct, and if so, explain to us why your year end financial statements do not include footnote disclosure related to the error correction.
           Tell us whether the error in your previously issued financial statements is indicative of an additional material weakness in your internal control over financial reporting.
             If so, explain to us how you considered the need to expand your disclosure of material weaknesses throughout your filing to include the implications of this error.
Pro Forma Consolidated Financial Statements, page F-35

13. Please revise your filing to include updated pro forma financial information pursuant to to
         Article 11 of Regulation S-X. In your updated pro forma financial statements, please consider including adjustments for the property acquired on September 11, 2019, and the
         North Carolina property currently under contract, or explain to us why these adjustments are not necessary.
 David Sobelman
GENERATION INCOME PROPERTIES, INC.
January 22, 2020
Page 4
14. We note your disclosure of revenues in excess of certain operating expenses. Please tell us whether this amount represents a non-GAAP measure and the basis for your conclusion. To the extent this is a non-GAAP measure, please tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K.
Part II. Information not Required in Prospectus
Item 37. Undertakings, page II-3

15.    Please provide the undertakings required by Item 512(i) of Regulation
S-K.
Exhibits

16. Please file as exhibits the Property Management Agreements with 3 Properties referenced on page 46. See Item 601(b)(10)(ii)(A) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Sobelman
                                           Division of Corporation Finance
Comapany NameGENERATION INCOME PROPERTIES, INC.
                                           Office of Real Estate & Construction
January 22, 2020 Page 4
cc:       Curt Creely, Esq.
FirstName LastName